UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/a
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 1)

MERISEL, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

589849108
(CUSIP number)

Robert Keppler
Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111
(415) 773-2080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

________________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 589849108	13D/a	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS Saints Capital Granite, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.3%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 589849108	13D/a	Page 3 of 6 pages

1.	NAMES OF REPORTING PERSONS Saints Capital Granite, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 69.3%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 589849108	13D/a	Page 4 of 6 pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13 (the “Original Schedule 13D”), filed on May 20, 2011, with respect to the common stock, $0.01 par value per share (“Common Stock”), of Merisel, Inc., a Delaware corporation (“Merisel”), which has its principal executive offices at 127 West 30th Street, 5th Floor, New York, New York 10001.  Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.               Source and Amount of Funds

The response set forth in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following sentence:

The aggregate purchase price for the shares of Common Stock proposed to be acquired in the letter described below under Item 4 would be approximately $3,000,000.  All of such funds are expected to come from the operating assets of SCGLP.

Item 4.               Purpose of the Transaction

The response set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following two sentences:

On December 27, 2011, SCGLP delivered a letter to the special committee of the board of directors of Merisel in which it proposed to acquire the remaining 30.7% of the shares of Common Stock that it does not already own.  A copy of the letter to the special committee from SCGLP is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.               Material to be Filed as Exhibits

The response set forth in Item 7 of the Original Schedule 13D is hereby amended and restate in its entirety as follows:

Exhibit 1	Letter to the Special Committee of the Board of Directors of Merisel, Inc., dated December 28, 2011, from Saints Capital Granite, L.P.

Exhibit 2
Joint Filing Agreement, dated May 20, 2011, by and between Saints Capital Granite, L.P. and Saints Capital Granite, LLC (previous filed as Exhibit 1 to the Schedule 13D of Saints Capital Granite, L.P. and Saints Capital Granite, LLC filed on May 20, 2011 and incorporated herein by reference).

CUSIP No. 589849108	13D/a	Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Date:  December 28, 2011

SAINTS CAPITAL GRANITE, L.P.

By: SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By:	/s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By:	/s/ Kenneth B. Sawyer
Name: Kenneth B. Sawyer
Title: Managing Member

CUSIP No. 589849108	13D/a	Page 6 of 6 pages

Exhibit 1

Saints Capital Granite, L.P.
475 Sansome Street, Suite 1850
San Francisco, CA 94111

December 28, 2011

Merisel, Inc.
127 W. 30th Street, 5th Floor
New York, NY 10001

Attn:  Special Committee of the Board of Directors

To the Special Committee:

Following our recent discussions, Saints Capital Granite, L.P. (Saints Capital) is pleased to confirm its proposal to acquire the outstanding shares of common stock of Merisel, Inc. not currently owned by Saints Capital at a purchase price of $1.35 per share.

We believe that our offer is fair to and in the best interest of Merisel and its public shareholders. Although this transaction does not represent a change of control, this offer price represents a premium in excess of 100% to the average closing price of Merisel common stock for the 20 trading days ending on December 27, 2011.

We anticipate that the deal would be structured as a tender offer or merger between Merisel and a direct or indirect wholly owned subsidiary Saints Capital.  Consummation of the transaction would be expressly conditioned on the proposed acquisition being supported by holders of a majority of the shares of Merisel common stock not currently owned by Saints Capital.  The definitive transaction documentation would also make clear that Saints Capital would have a termination right in the event that the transaction becomes subject to shareholder litigation.  The transaction would be financed out of our available cash and not require any third-party financing.

We understand that Board of Directors of Merisel has, with our support, formed a special committee of independent directors to respond to our proposal on behalf of Merisel’s public shareholders. We further understand that the special committee has retained its own legal and financial advisors to assist in its review. We confirm that we will not move forward with our proposed transaction unless it is approved by the special committee.

We are available to discuss this proposal with you at your convenience. Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a mutually acceptable transaction.

As you would expect, our proposal is subject to successful negotiation of definitive transaction documentation. Of course, no contract or agreement will exist between Saints Capital and Merisel unless and until a definitive merger agreement is executed and delivered by both parties.

You should note that, concurrently with sending this proposal to you, we are filing an amendment to our Schedule 13D with the Securities and Exchange Commission.

Thank you for your consideration.

Sincerely,

/s/ Joseph Yang